Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

S&P GSCI Reduced Energy Alpha Ratio Notes

Due February 27, 2009
Final Term Sheet

Aggregate Principal Amount:	$2,038,000

Trade Date:	August 17, 2007

Original Issue Date:	August 31, 2007

Maturity Date:

February 27, 2009 (the “Stated Maturity Date”), unless such day is not a Business Day, in which case the Maturity Date shall be the next day that is a Business Day unless the next day that is a Business Day falls in the next calendar month, in which case the Maturity Date shall be the immediately preceding Business Day (subject, in each case, to the effect of any Market Disruption Event). In the event that a Market Disruption Event has occurred affecting the Determination Date, maturity will be delayed such that the Maturity Date shall be the fifth Business Day following the calculation of the Final Strategy Level and the Final Index Level.

Determination Date:

February 20, 2009, unless such day is not a Business Day, in which case the Determination Date will be the next day that is a Business Day (subject, in each case, to the effect of any Market Disruption Event).

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial Ratio:	0.60654

Upside Participation:	1.60, expected to be between 1.60 and 1.80.

CUSIP:	00254EDB5

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.

Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.